UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________________________________
FORM 6-K
__________________________________________________________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2024
(Commission File No. 001-40634)
__________________________________________________________________________
Gambling.com Group Limited
(Translation of registrant’s name into English)
__________________________________________________________________________
22 Grenville Street
St. Helier, Jersey
JE4 8PX, Channel Islands
(Address of registrant’s principal executive office)
__________________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
The information contained in this Report on Form 6-K (this “Form 6-K”) is hereby incorporated by reference into the Gambling.com Group Limited's registration statements on Forms F-3 (File Nos. 333-266888 and 333-272030) and Forms S-8 (File Nos. 333-258412, 333-262539, 333-270786, 333-278149 and 333-278155).

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Comprehensive Income (Unaudited)
(USD in thousands, except per share amounts)

		Three Months Ended March 31,
	NOTE	2024	2023
Revenue	17	29,215	26,692
Cost of sales		(2,233)	(991)
Gross profit		26,982	25,701
Sales and marketing expenses	18	(9,612)	(8,264)
Technology expenses	18	(3,215)	(2,240)
General and administrative expenses	18	(6,304)	(5,538)
Movements in credit losses allowance	3	40	(649)
Fair value movement on contingent consideration	18	—	(852)
Operating profit		7,891	8,158
Finance income	19	944	100
Finance expenses	19	(454)	(563)
Income before tax		8,381	7,695
Income tax charge	21	(1,082)	(1,100)
Net income for the period attributable to the shareholders		7,299	6,595
Other comprehensive income (loss)
Exchange differences on translating foreign currencies		(2,594)	1,368
Total comprehensive income for the period attributable to the shareholders		4,705	7,963
Net income per share attributable to shareholders, basic	20	0.20	0.18
Net income per share attributable to shareholders, diluted	20	0.19	0.17
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Financial Position
(USD in thousands)

	NOTE	MARCH 31, 2024	DECEMBER 31, 2023
		(Unaudited)
ASSETS
Non-current assets
Property and equipment	5	898	908
Right-of-use assets	6	1,346	1,460
Intangible assets	7	96,484	98,000
Deferred tax asset	16	6,801	7,134
Total non-current assets		105,529	107,502
Current assets
Trade and other receivables	8	19,454	21,938
Cash and cash equivalents	9	25,318	25,429
Total current assets		44,772	47,367
Total assets		150,301	154,869
EQUITY AND LIABILITIES
Equity
Share capital	10	—	—
Capital reserve	11	74,339	74,166
Treasury shares	10	(6,107)	(3,107)
Share-based compensation reserve	13	8,184	7,414
Foreign exchange translation deficit		(6,801)	(4,207)
Retained earnings		51,957	44,658
Total equity		121,572	118,924
Non-current liabilities
Lease liability	6	1,060	1,190
Deferred tax liability	16	2,090	2,008
Total non-current liabilities		3,150	3,198
Current liabilities
Trade and other payables	15	7,425	10,793
Deferred income	17	2,460	2,207
Deferred consideration		13,758	18,811
Other liability		280	308
Lease liability	6	542	533
Income tax payable		1,114	95
Total current liabilities		25,579	32,747
Total liabilities		28,729	35,945
Total equity and liabilities		150,301	154,869
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Changes In Equity (Unaudited)
(USD in thousands)

	NOTE	SHARE CAPITAL	CAPITAL RESERVE	TREASURY SHARES	SHARE-BASED COMPENSATION RESERVE	FOREIGN EXCHANGE TRANSLATION DEFICIT	RETAINED EARNINGS	TOTAL EQUITY
Balance at January 1, 2024		—	74,166	(3,107)	7,414	(4,207)	44,658	118,924
Treasury shares acquired	11	—	—	(3,000)	—	—	—	(3,000)
Share-based payment expense	12, 13	—	—	—	837	—	—	837
Exercise of options	10, 11, 13	—	173	—	(67)	—	—	106
		—	173	(3,000)	770	—	—	(2,057)
Comprehensive income
Net income		—	—	—	—	—	7,299	7,299
Exchange differences on translating foreign currencies		—	—	—	—	(2,594)	—	(2,594)
Balance at March 31, 2024		—	74,339	(6,107)	8,184	(6,801)	51,957	121,572

Balance at January 1, 2023		—	63,723	(348)	4,411	(7,075)	26,398	87,109
Share-based payment expense	12, 13	—	—	—	803	—	—	803
		—	—	—	803	—	—	803
Comprehensive income
Net income		—	—	—	—	—	6,595	6,595
Exchange differences on translating foreign currencies		—	—	—	—	1,368	—	1,368
Balance at March 31, 2023		—	63,723	(348)	5,214	(5,707)	32,993	95,875
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

		Three Months Ended March 31,
	NOTE	2024	2023
Cash flow from operating activities
Income before tax		8,381	7,695
Finance (income) / loss, net	19	(490)	463

Adjustments for non-cash items:
Depreciation and amortization	18	624	545
Movements in credit loss allowance	3	(40)	649
Fair value movement on contingent consideration	18	—	852
Share-based payment expense	13	837	846
Income tax reimbursed	21	214	110
Cash flows from operating activities before changes in working capital		9,526	11,160
Changes in working capital
Trade and other receivables		2,240	(3,863)
Trade and other payables		(2,960)	(215)
Cash flows generated by operating activities		8,806	7,082
Cash flows from investing activities
Acquisition of property and equipment	5	(72)	(153)
Acquisition of other intangible assets	7	—	(265)
Capitalization of internally developed intangibles	7	(541)	(459)
Interest received from bank deposits	19	74	—
Payment of deferred consideration	3	(4,450)	(2,390)
Cash flows used in investing activities		(4,989)	(3,267)
Cash flows from financing activities
Exercise of options	12, 13	106	—
Treasury shares acquired	10	(3,084)	—
Interest payment attributable to deferred consideration settled	3	(550)	(110)
Principal paid on lease liability	6	(100)	(105)
Interest paid on lease liability	6	(34)	(47)
Cash flows used in financing activities		(3,662)	(262)
Net movement in cash and cash equivalents		155	3,553
Cash and cash equivalents at the beginning of the period		25,429	29,664
Net foreign exchange differences on cash and cash equivalents		(266)	347
Cash and cash equivalents at the end of the period	9	25,318	33,564
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Notes to Interim Condensed Consolidated Financial Statements (Unaudited)
(USD in thousands, except share and per-share amounts)

1. GENERAL COMPANY INFORMATION
Gambling.com Group Limited (the “Company” or the "Group”) is a public limited liability company founded in 2006 and incorporated in Jersey in accordance with the provisions of the Companies (Jersey) Law 1991, as amended. The Company redomiciled from Malta to Jersey and was renamed from Gambling.com Group Plc to Gambling.com Group Limited in May 2021. Our registered address and principle executive offices is 22 Grenville Street, St. Helier, Jersey JE4 8PX.
We are a fast-growing provider of digital marketing services for the global online gambling industry. Our principal focus is on online casino, online sports betting and fantasy sports. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com, Casinos.com, RotoWire.com and Bookies.com. Each of our websites is bespoke and tailored for different user interests and markets within the online gambling industry and include original and curated news relating to the sector, such as odds, statistics, product reviews and product comparisons of online gambling services around the world. We attract online gamblers through online marketing efforts and refer these online gamblers to companies that are licensed by gambling regulators to provide real-money online gambling services, known as online gambling operators, who convert online gamblers into paying players. In this way, we provide business-to-business, or B2B, digital marketing services to online gambling operators.

We have a workforce of almost 500 employees and primarily operates from our offices in Ireland, the United States and Malta.
2. BASIS OF PREPARATION AND PRESENTATION
These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all disclosures that would otherwise be required in a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and should be read in conjunction with the fiscal year 2023 audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, previously filed with the United States Securities and Exchange Commission on March 21, 2024 (“2023 audited consolidated financial statements”).

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES
The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the 2023 audited consolidated financial statements and include all adjustments necessary to present fairly the Company’s interim condensed consolidated statement of financial position as of March 31, 2024, its results of operations for the three months ended March 31, 2024 and 2023, changes in equity and its cash flows for the three months ended March 31, 2024 and 2023. The results of operations for the three months ended March 31, 2024 are not necessarily indicative of the results that may be expected for the year ended December 31, 2024.
The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis.
USE OF ESTIMATES AND JUDGEMENTS
In preparing these interim condensed consolidated financial statements, the Company has made estimates and judgements that impact the application of accounting policies and reported amounts. The significant estimates and judgements made in applying the Company’s accounting policies and key sources of estimation were consistent with those described in its 2023 audited consolidated financial statements. Estimates and judgements used in deferred tax accounting are disclosed in Note 16.

NEW AND AMENDED STANDARDS ADOPTED BY THE GROUP IN 2024
The Group has analyzed the following amendments to existing standards that are mandatory for the Group’s accounting period beginning on January 1, 2024, and determined they had limited or no impact on the Group’s financial statements:
▪Amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2: Classification of Liabilities as Current vs Non-Current; and Non-current Liabilities with Covenants
▪Amendments to IAS16, Leases: Lease Liability in a Sale and Leaseback
▪Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements
Standards Issued but Not Yet Effective
There were a number of standards and interpretations which were issued but not yet effective until periods beginning after January 1, 2024. and therefore have not been adopted within these interim condensed consolidated financial statements. These amendments are not expected to have a significant impact on disclosures or amounts reported in the Group’s consolidated financial statements in the period of initial application.
Effective for annual periods beginning after January 1, 2024:
▪IFRS 18 Presentation and Disclosures in Financial Statements
▪Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability

DEFERRED CONSIDERATION PAYMENT
In January 2024 and 2023, the Group made cash payments of deferred consideration related to the RotoWire (as defined below) acquisition totaling an aggregate of $5,000 and $2,500, respectively. The payment is reflected in the cash flows partly within investing and partly within financing activities. The part of the payment related to original estimate of the fair value of deferred consideration of $4,450 and $2,390, respectively, is reported within investing activities in the cash flow statement and the part of the payment related to the increase in the consideration value on account of the interest element since the acquisition of $550 and $110, respectively, is reported within financing cash flows.

CONTINGENT CONSIDERATION: PAYMENT AND MODIFICATION
In April 2023, the Group settled contingent consideration related to the 2022 BonusFinder acquisition totaling an aggregate of $20,090 of which $10,178 was settled in cash and $9,912 was paid in unregistered ordinary shares of the Group.
On June 30, 2023, the Company entered into an agreement with the former shareholders of BonusFinder which modified terms of the original share purchase agreement relating to the remaining earnout payment. The agreement terminated the earn-out period early effective as of June 30, 2023. The agreement also provided that fixed consideration of EUR18,000 would be paid in two installments, (i) EUR5,000 ($5,440) was paid on July 7, 2023, and (ii) EUR13,000 is payable on April 30, 2024. The final settlement is adjustable for outstanding open working capital balance and bonus payments to BonusFinder employees.
As of March 31, 2024 the outstanding balance attributable to the BonusFinder acquisition amounted to EUR12,473 ($13,458). The balance was settled in cash subsequent to the reporting date (see Note 23).

SEGMENT REPORTING
An operating segment is a part of the Group that conducts business activities from which it can generate revenue and incur costs, and for which independent financial information is available. Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer (“CEO”). The CEO reviews the Group consolidated reports distributed internally on a monthly basis, and includes key metrics such as new depositing customers, revenue, operating expenses, and adjusted EBITDA (defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items). The Group does not divide its operations into different segments, and the CODM operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system.
As of March 31, 2024 and December 31, 2023, the geographic analysis of the Group’s non-current assets, excluding deferred tax assets, was as follows:

	As of March 31,	As of December 31,
	2024	2023
Ireland	74,341	75,858
United States	24,270	24,398
Other	117	112
	98,728	100,368

FOREIGN CURRENCY TRANSLATION
The following exchange rates were used to translate the financial statements of the Group from EUR into USD :

	Period End	Average for Period	Beginning of Period	Low	High
Three months ended March 31,	(EUR per USD)
2024	0.93	0.92	0.91	0.91	0.93
2023	0.92	0.93	0.93	0.91	0.95

4. RISK MANAGEMENT
FINANCIAL RISK MANAGEMENT
The Group’s activities potentially expose it to a variety of financial risks: market risk (foreign exchange risk and cash flow and fair value interest rate risk), credit risk and liquidity risk. The management of the Group’s financial risk is based on a financial policy approved by the Company’s board of directors. The Group did not make use of derivative financial instruments to hedge risk exposures during the periods presented.

(A) Market Risk
Foreign Exchange Risk
Foreign currency risk is the risk that the fair value of future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The risk arises from future commercial transactions and recognized assets and liabilities which are denominated in a currency that is not the respective group companies’ functional currencies. The currencies in which transactions and balances are primarily denominated are the Euro (“EUR”), US dollar (“USD”) and British Pound Sterling (“GBP”). Management performs ongoing assessments of foreign currency fluctuations on financial results; however, the Group does not enter into any derivative financial instruments to manage its exposure to foreign currency risk.
As of March 31, 2024 and 2023, the Group’s exposure to foreign exchange risks was primarily through cash and working capital balances held by its entities which have the Euro as the functional currency. These balances included USD-denominated net assets of $14,498 and $8,453 and GBP-denominated net assets of $1,935 and $10,622 as of March 31, 2024 and 2023, respectively. Based on the sensitivity analyses performed, movements in USD and GBP exchange rates to EUR by 10% would result on average in gains or losses $1,491 and of $194 to the Group’s net profit (loss) for the three months ended March 31, 2024 (2023: $854 and $1,072). Management anticipates 10% is a reasonable extent of currency fluctuations in the foreseeable future.

Cash Flow and Fair Value Interest Rate Risk

The Group has minimal interest-bearing assets as of March 31, 2024. The risk associated with the effects of fluctuations in the prevailing levels of market interest rates on its financing position and cash flows is not deemed to be substantial.

Credit Risk
Credit risk arises from cash and cash equivalents and trade and other receivables. The exposure as of the reporting date was as follows:

	As of March 31, 2024	As of December 31, 2023
Trade and other receivables (excluding prepayments)	17,824	20,136
Cash and cash equivalents	25,318	25,429
	43,142	45,565
For the three months ended March 31, 2024, no single customer generated at least 10% of the Group’s total revenue for the period. For the three months ended March 31, 2023, revenues generated from the largest single customer amounted to 10% of the Group’s total revenue for the period.

The Group has the following financial assets that are subject to the expected credit loss model: trade receivables and other financial assets carried at amortized cost. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The expected loss rates are based on the historical credit losses experienced over a recent twelve-month period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors (such as GDP growth, inflation rate and unemployment forecasts) affecting the ability of the customers to settle the receivables.
The aging of trade receivables that are past due but not impaired is shown below:

	As of March 31, 2024	As of December 31, 2023
Between one and two months	726	264
Between two and three months	240	849
More than three months	411	1,212
	1,377	2,325
The Company recognized a specific provision of $454 on trade receivables as of March 31, 2024 (December 31, 2023: $681 and March 31, 2023: $407).
The activity in the credit loss allowance was as follows:

	Three Months Ended March 31,
	2024	2023
Balance at the beginning of the period	1,757	877
Movements in credit loss allowance	(40)	649
Translation effect	(34)	11
Balance at the end of the period	1,683	1,537

The decrease in trade and other receivables and in the credit loss allowance during the three months ended March 31, 2024 was a result of the improvements in settlements and collections from debtors. The increase in trade and other receivables and in the credit loss allowance during the three months ended March 31, 2023 was a result of the overall business growth and increase in aged trade receivables.

The Group actively manages credit limits and exposures in a practicable manner such that past due amounts receivable from the operator customers are within controlled parameters. Management assesses the credit quality of the operators, taking into account their financial position, past experience and other factors. The Group’s receivables are principally in respect of transactions with operators for whom there is no recent history of default. Management does not expect significant losses from non-performance by these operators above the ECL provision. Management believes that the Group was not exposed to significant credit risk as at the end of the current reporting period.

The Group monitors intra-group credit exposures at the individual entity level on a regular basis and ensures timely performance in the context of its overall liquidity management. Management concluded the Group’s exposure to credit losses on intra-group receivables were immaterial.

As cash and cash equivalents are held with financial institutions, any credit risk is deemed to be immaterial. The
IFRS 9 assessment conducted for these balances did not identify any material impairment loss as of March 31, 2024 and March 31, 2023.
Liquidity Risk

The Group is exposed to liquidity risk in relation to meeting future obligations associated with its financial liabilities, which are predominantly comprised of trade and other payables (Notes 15). Prudent liquidity risk management includes maintaining sufficient cash and committed credit lines to ensure the availability of adequate funding to meet the Group’s obligations when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.

Management monitors liquidity risk by continual observation of cash inflows and outflows. To improve the net cash inflows and maintain cash balances at a specified level, management ensures that no additional financing facilities are expected to be required over the coming year. In this respect, management does not consider liquidity risk to the Group as significant when taking into account the liquidity management process referred to above.

The following table summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments. Balances due in less than 1 year equal their carrying values as the impact of discounting is insignificant.

	Less than 1 year	Between 1 and 2 years	More than 2 years	TOTAL
As of March 31, 2024
Deferred consideration	13,841	—	—	13,841
Trade and other payables	5,395	—	—	5,395
Lease liability	542	515	1,005	2,062
Total	19,778	515	1,005	21,298

As of December 31, 2023
Deferred consideration	19,229	—	—	19,229
Trade and other payables	7,373	—	—	7,373
Lease liability	533	522	1,018	2,073
Total	27,135	522	1,018	28,675

5. PROPERTY AND EQUIPMENT

	COMPUTER AND OFFICE EQUIPMENT	LEASEHOLD IMPROVEMENTS	TOTAL
Net book amount as of January 1, 2024	802	106	908
Additions	72	—	72
Depreciation charge	(64)	(6)	(70)
Translation differences	(10)	(2)	(12)
As of March 31, 2024	800	98	898
Cost	1,481	229	1,710
Accumulated depreciation	(681)	(131)	(812)
Net book amount as of March 31, 2024	800	98	898

Net book amount as of January 1, 2023	598	116	714
Additions	137	16	153
Depreciation charge	(53)	(4)	(57)
Translation differences	8	—	8
As of March 31, 2023	690	128	818
Cost	1,173	238	1,411
Accumulated depreciation	(483)	(110)	(593)
Net book amount as of March 31, 2023	690	128	818
For the three months ended March 31, 2024 and 2023, cash paid for the acquisition of property and equipment was $72 and $153, respectively.

As of March 31, 2024, the Group is committed to incur capital expenditure of $340 ( March 31, 2023: nil). These commitments are expected to be settled in 2024.
The following is the reconciliation of depreciation expense:

	Three Months Ended March 31,
	2024	2023
Depreciation expensed to general and administrative expenses (Note 18)	70	57

6. LEASES
Below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the periods presented:

	Right-of-Use Assets	Lease Liabilities
As of January 1, 2024	1,460	1,723
Amortization of right-of-use assets	(99)	—
Interest expense	—	34
Payments	—	(134)
Translation differences	(15)	(21)
As of March 31, 2024	1,346	1,602
As of January 1, 2023	1,818	2,072
Amortization of right-of-use assets	(109)	—
Interest expense	—	43
Payments	—	(152)
Translation differences	19	29
As of March 31, 2023	1,728	1,992
Lease payments not recognized as a liability
The Group has elected not to recognize a lease liability for leases that are short term (with expected lease term of 12 months or less). Payments made under such leases are expensed on a straight-line basis. In addition, certain variable lease payments are not permitted to be recognized as lease liabilities and are expensed as incurred.
The expense and cash paid relating to payments not included in the measurement of the lease liability was as follows:

	Three Months Ended March 31,
	2024	2023
Short-term leases (Note 18)	154	103

Future lease commitments

In December 2023 a subsidiary of the Group signed a long term lease agreement for an office property in Charlotte, North Carolina. The lease is expected to commence in July 2024, and has a minimum non-cancelable duration of eight years, with an option to renew for an additional three years. The lease will result in finance cash out flow of $3,100 over the non-cancelable lease term.

In 2024 a subsidiary of the Group signed a long term lease agreement for an office property in Malta. The lease commenced in April 2024 and has a term of five years with a minimum non-cancelable duration of three years. The lease will result in a finance cash out flow of $510 over the non-cancelable lease term.

7. INTANGIBLE ASSETS

	DOMAIN NAMES MOBILE APPS AND RELATED WEBSITES	GOODWILL	CUSTOMER CONTRACTS AND CUSTOMER BASES	CONTENT ASSETS	INTERNALLY DEVELOPED INTANGIBLES	TOTAL
Net book amount as of January 1, 2024	78,071	10,800	4,964	—	4,165	98,000
Additions	—	—	—	—	541	541
Amortization charge (Note 18)	(18)	—	(155)	—	(282)	(455)
Translation differences	(1,502)	—	(5)	—	(95)	(1,602)
Net book amount as of March 31, 2024	76,551	10,800	4,804	—	4,329	96,484
Cost	83,366	10,800	7,540	3,540	6,036	111,282
Accumulated amortization	(6,815)	—	(2,736)	(3,540)	(1,707)	(14,798)
Net book amount as of March 31, 2024	76,551	10,800	4,804	—	4,329	96,484

Net book amount as of January 1, 2023	69,554	10,800	5,137	—	3,030	88,521
Additions	265	—	—	—	459	724
Amortization charge (Note 18)	—	—	(177)	—	(202)	(379)
Translation differences	893	—	18	—	57	968
Net book amount as of March 31, 2023	70,712	10,800	4,978	—	3,344	89,834
Cost	77,437	10,800	7,275	3,543	4,205	103,260
Accumulated amortization	(6,725)	—	(2,297)	(3,543)	(861)	(13,426)
Net book amount as of March 31, 2023	70,712	10,800	4,978	—	3,344	89,834

As of March 31, 2024 and December 31, 2023, domain names, mobile apps and related websites balance included fully amortized mobile apps with cost $6,731 and $6,867, respectively.
For the three months ended March 31, 2024 and 2023, cash paid for intangible assets and capitalized software developments was $541 and $724, respectively.

The following table distinguishes finite and indefinite intangible assets, excluding goodwill, as of March 31, 2024 and December 31, 2023:

	As of March 31, 2024	As of December 31, 2023
Net book value of assets with finite useful lives
Customer contracts	4,804	4,964
Internally developed intangibles	4,329	4,165
Total net book value of assets with finite useful lives	9,133	9,129
Net book value of assets with indefinite useful lives
Domain names and related websites	76,551	78,071

Total net book value of intangible assets	85,684	87,200

8. TRADE AND OTHER RECEIVABLES

	As of March 31, 2024	As of December 31, 2023
Current
Trade receivables, net	16,284	19,012
Prepayments	1,630	1,802
Accrued revenue	256	116
Deposits	219	157
Other receivables	1,065	851
	19,454	21,938

	As of March 31, 2024	As of December 31, 2023
Trade receivables, gross	17,967	20,769
Credit loss allowance	(1,683)	(1,757)
Trade receivables, net	16,284	19,012
Trade receivables are unsecured and subject to settlement up to 45 days. Details on movements in the allowance are disclosed within Note 4.

9. CASH AND CASH EQUIVALENTS
Cash and cash equivalents include deposits held at banks. Due to their short-term nature, cash and cash equivalents are not measured at fair value because the carrying value approximates the fair value.
Cash and cash equivalents comprise the following:

	As of March 31, 2024	As of December 31, 2023
Cash at bank	25,318	25,429
We maintain cash and cash equivalents with major financial institutions. Our cash and cash equivalents consist of bank deposits held with banks that, at times, exceed federally or locally insured limits.

10. SHARE CAPITAL

Total authorized shares of the Company are unlimited and have no par value. The following table outlines common share activity for each period presented.

	SHARES	USD
As of January 1, 2024	37,222,549	—
Issue of ordinary shares in exchange of share options exercised (Note 13)	30,000	—
Treasury shares acquired	(329,490)	—
As of March 31, 2024	36,923,059	—

As of January 1, 2023	36,470,341	—
As of March 31, 2023	36,470,341	—

Share repurchase program
In November 2022, the Company’s board of directors approved a program to repurchase up to $10,000 (increased by $10,000 in May 2024, see Note 23) of the Company’s ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. During the three months ended March 31, 2024, the Company repurchased 329,490 shares with an average price of $9.10 for a total consideration of $3,000. The Company has repurchased an aggregate of 651,608 shares with an average price of $9.37 for a total consideration of $6,107 since the commencement of this repurchase program as of March 31, 2024.

As at March 31, 2024, a balance of $102 was outstanding for share purchases consummated during the quarter then ended. That balance was settled in April 2024. Cash used to repurchase shares during the three months ended March 31, 2024 included $187 for shares purchased in December 2023.
The timing and actual number of shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, available liquidity, alternative investment opportunities, and other factors. The share repurchase program does not obligate the Company to acquire any particular number of ordinary shares. The Company intends to use current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program. All shares purchased will be held in the Company’s treasury for possible future issuance.
11. CAPITAL RESERVE

	Three Months Ended March 31,
	2024	2023
Opening carrying amount	74,166	63,723
Share options and warrants exercised (Note 12, 13)	173	—
Closing carrying amount	74,339	63,723

12. SHARE-BASED COMPENSATION RESERVE

As at March 31, 2024 and December 31, 2023, the Company had the following warrants, share options and restricted share units (“RSUs”) outstanding under the Amended and Restated 2020 Stock Incentive Plan (the “2020 Stock Incentive Plan”) and Founders Awards (as defined below) outstanding:

	March 31, 2024	December 31, 2023
Warrants	50,000	50,000
Share options	1,525,677	1,746,094
RSUs	390,665	—
Total grants outstanding under 2020 Stock Incentive Plan	1,966,342	1,796,094
Founders Awards granted in 2021	4,056,770	4,056,770
Total grants and awards outstanding	6,023,112	5,852,864

Changes in the share-based compensation reserve are as follows:

	OPTIONS, WARRANTS AND RESTRICTED SHARE UNITS	USD thousand
As of January 1, 2024	5,852,864	7,414
Restricted Share Units granted	397,512	455
Share options expense	—	639
Share options exercised (Note 13)	(30,000)	(67)
Share options forfeited	(190,417)	(249)
Restricted Share Units forfeited	(6,847)	(8)
As of March 31, 2024	6,023,112	8,184

As of January 1, 2023	5,562,984	4,411
Share options expense	—	758
Share options granted	110,000	45
As of March 31, 2023	5,672,984	5,214

13. SHARE-BASED PAYMENTS

On October 22, 2020, in an extraordinary general meeting, the Company’s shareholders approved the 2020 Stock Incentive Plan (“the Plan”). Under the current Amended and Restated 2020 Plan, which was last amended and restated on May 18, 2022, employees, officers, directors, consultants and advisors, on the grant date are eligible to purchase share warrants, and receive share options, RSUs and other stock-based awards.

Share Options and Warrants
Share options can be in the form of incentive stock options and non-statutory stock options. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither right to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry. The number of options granted, and the exercise price of the options is fixed by the board of directors of the Company.

According to the Plan, awards may be made for up to 3,649,986 shares as of March 31, 2024, which increases by 2% of the outstanding ordinary shares at the beginning of each year, of the Company’s shares of common stock. If any award expires or is terminated, surrendered, or canceled without having been fully exercised or is forfeited in whole or in part, or results in any common stock not being issued, the unused common stock covered by such award shall again be available for the grant of awards under the Plan.
In July 2021, in connection with the Company’s initial public offering (the “IPO”), the Company granted options for 4,056,770 shares subject to performance vesting to its CEO and COO (the “Founders’ Awards”). Each Founders’ Award is divided into twelve tranches, each subject to different market capitalization thresholds. Holders are required to hold the shares for a period of three years (“holding period”) after the exercise date. As of March 31, 2024, the performance conditions were not met for any of the tranches.

The number of share options and warrants outstanding under the Plan and the Founders’ Awards as of March 31, 2024 and 2023 were as follows:

	NUMBER OF AWARDS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE IN USD
Awards outstanding as of January 1, 2024	5,852,864	8.25
Forfeited	(190,417)	13.23
Exercised	(30,000)	3.52
Awards outstanding as of March 31, 2024	5,632,447	8.11
Awards exercisable as of March 31, 2024	907,730	7.95

Awards outstanding as of January 1, 2023	5,562,984	8.03
Granted	110,000	9.31
Awards outstanding as of March 31, 2023	5,672,984	8.05
Awards exercisable as of March 31, 2023	474,012	7.07
Determination of Fair Value of Options
The options granted during the three months ended March 31, 2023 were valued using the Black-Scholes model with the following assumptions. There were no options granted during the three months ended March 31, 2024.

Three Months Ended March 31,
2023
Exercise price, USD	9.31
Share price, USD	9.31
Risk free interest rate	3.75%
Estimated volatility	45%
Expected option term, years	4.58
Dividend yield	0%
Estimated volatility is based on historical volatility of comparable companies.

As of March 31, 2024 and 2023, the weighted average remaining contractual life for options and warrants outstanding was 6.73 years and 7.75 years, respectively. The range of exercise prices for options and warrants issued as share-based payments was $3.52 to $14.71 per share and $3.52 to $14.71 per share as of March 31, 2024 and 2023, respectively.

Restricted Share Units

During the three months ended March 31, 2024, the Board of Directors approved the issuance of 397,512 RSUs to employees. The RSUs will vest and become non-forfeitable over four years from the date of grant, subject to the employees’ continuing employment. The fair value of the RSUs is based on the fair market value of the Company’s ordinary shares on the date of grant and is amortized over the vesting period.

A summary of the RSU activity as of and for the three months ended March 31, 2024 is as follows:

	NUMBER OF SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE, USD
Outstanding as of January 1, 2024	—	—
Granted	397,512	9.26
Forfeited	(6,847)	9.26
Outstanding as of March 31, 2024	390,665	9.26

Share-based Payment Expense

	Three Months Ended March 31,
	2024	2023
Share options expense	390	803
RSU expense	447	—
Restricted shares expense	—	43
Share-based payment expense	837	846

As of March 31, 2024 there was $1,627 (March 31, 2023: $2,971), $3,706 (March 31, 2023: $5,011) and $3,233 (March 31, 2023: nil) of total unrecognized share-based payment expense related to the equity classified share options (excluding Founders Awards), Founders Awards and the RSUs, respectively, that is expected to be recognized over a weighted-average remaining period of approximately 1.82 (March 31, 2023: 2.54) years, 3.94 (March 31, 2023: 4.94) and 3.78 years (March 31, 2023: nil), respectively.
Share-based Compensation Reserve
The Share-based payment expense is included within the share-based compensation reserve (see Note 12).

14. BORROWINGS

Wells Fargo Credit Agreement

On March 19, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers, and the Company, as guarantor, entered into a credit agreement (the “Wells Fargo Credit Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), as lender. The Wells Fargo Credit Agreement provides for $25,000 term loan (the “Term Loan”) and a $25,000 revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan, the “Wells Fargo Credit Facility”). Subject to the approval of Wells Fargo, the term loan commitments or revolving commitments may be incrementally increased by up to $10,000 in the aggregate. The Wells Fargo Credit Facility matures on March 19, 2027.

The proceeds from the Wells Fargo Credit Facility, which is available in multi-currency drawdowns, are being, and will be, used for working capital, to settle deferred consideration, for permitted acquisitions, and for general corporate purposes and other permitted uses. Subsequent to the reporting date the Company borrowed $16,000 out of $25,000 from the Revolving Credit Facility to pay the initial consideration to the sellers of the Freebets.com Assets (as defined in Note 23). Term Loan of $ 25,000 remained undrawn.

The borrowers may designate each loan under the Wells Fargo Credit Facility as a (1) “Base Rate Loan”, (2) a “Term SOFR Loan”, (3) a “Eurocurrency Rate Loan” or (4) a “Daily Simple RFR Loan.” A Base Rate Loan bears interest at (i) the highest of (a) a Prime Rate, (b) Federal Funds rate plus 0.50% and (c) Adjusted Term Secured Overnight Finance Rate (“SOFR”) for one-month tenor plus 1.00%, (ii) plus an applicable margin of 2.5% per annum (the “Applicable Margin”). A Term SOFR Loan bears interest at a rate of SOFR Rate plus 0.10% plus the

Applicable Margin. A Eurocurrency Rate Loan bears interest at an Adjusted Eurocurrency Rate plus the Applicable Margin. A Daily Simple RFR Loan bears interest at an Adjusted Daily Simple RFR Rate plus the Applicable Margin.

The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. The principal amount of the outstanding loans under the Wells Fargo Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The borrower is also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Credit Agreement are secured by substantially all of the assets of the Company and the wholly subsidiaries that are borrowers under the Wells Fargo Credit Agreement.

The Wells Fargo Credit Agreement requires the Company to comply with a maximum leverage ratio not greater than 3.00 to 1.00, a minimum revenue requirement and a minimum liquidity requirement. Additionally, the Wells Fargo Credit Agreement contains customary negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type.

15. TRADE AND OTHER PAYABLES

	As of March 31, 2024	As of December 31, 2023
Current
Trade payables(i)	1,821	1,862
Accruals (ii)	4,236	7,656
Indirect taxes	1,211	1,180
Other payables	157	95
	7,425	10,793
(i) Trade payables balance is unsecured, interest-free and settled within 60 days from incurrence.
(ii) Included in accruals is $1,500 (2023: $4,709) related to financial liabilities which is comprised of accrued media partnership costs and other unbilled operational expenses.

16. DEFERRED TAX
Deferred tax assets and liabilities are offset when they relate to the same governmental authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities.

Deferred tax assets and liabilities are presented on a gross basis in the consolidated statement of financial position for amounts attributable to different tax jurisdictions which cannot be offset. Deferred tax assets and liabilities are presented net on a consolidated basis within a tax jurisdiction when there is a legally enforceable right to fiscal consolidation. As at March 31, 2024 and December 31, 2023, deferred tax is presented on a gross basis in the consolidated statement of financial position unless it is related to the same jurisdiction and eligible for offset.

The following amounts determined after appropriate offsetting are shown in the consolidated statement of financial position:

	As of March 31, 2024	As of December 31, 2023
Deferred tax asset	6,801	7,134
Deferred tax liability	(2,090)	(2,008)
Deferred tax asset, net	4,711	5,126
The change in the deferred tax account was as follows:

As of March 31, 2024
Deferred tax, net at the beginning of the period	5,126
Credited to the consolidated statement of comprehensive income (Note 21)	(260)
Translation differences	(155)
Deferred tax, net at the end of the period	4,711
Deferred taxes are calculated on temporary differences under the liability method using the principal tax rate within the relevant jurisdiction. The balance was comprised of the following:

	As of March 31, 2024	As of December 31, 2023
Intangible assets - deferred tax assets	5,563	5,797
Intangible assets - deferred tax liability	(3,172)	(3,193)
Trading losses and other allowances	2,320	2,522
Net deferred tax assets	4,711	5,126

At March 31, 2024, the Group had unutilized trading losses and other allowances of $58,784 of which $31,653 were not recognized based on management’s performance projections for 2024 - 2028 and the related ability to utilize the tax losses resulting in a recognition of a deferred tax asset of $2,320.

At March 31, 2024, the Group had unutilized capital allowances of $53,386 related to intangible assets, of which $8,879 were not recognized based on management’s performance projections for 2024 – 2030 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $5,563.

At March 31, 2024 and December 31, 2023, deferred tax liability amounted to $3,172 and $3,193, respectively, and related to intangible assets acquired as a part of RotoWire acquisition.

At December 31, 2023, the Group had unutilized trading losses and other allowances of $57,784, of which $29,199 were not recognized based on management’s performance projections for 2024 – 2028 and the related ability to utilize the tax losses resulting in deferred tax asset recognition of $2,522.

At December 31, 2023, the Group had unutilized capital allowances of $58,665 related to intangible assets, of which a balance of $12,289 was not recognized based on management’s performance projections for 2024 – 2030 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $5,797.

17. REVENUE
Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.
For the three months ended March 31, 2024, our top ten customers accounted for 43% of our revenue and no single customer generated at least 10% of the Group’s total revenue for the period. For the three months ended March 31, 2023, our top ten customers accounted for 47% of our revenue, and our largest customer accounted for 10% of our revenue.

The Group presents revenue as disaggregated by market based on the location of end user as follows:

	Three Months Ended March 31,
	2024	2023
North America	14,816	14,143
U.K. and Ireland	8,920	8,527
Other Europe	3,861	2,770
Rest of the world	1,618	1,252
Total revenues	29,215	26,692
The Group presents disaggregated revenue by monetization type as follows:

	Three Months Ended March 31,
	2024	2023
Performance marketing	23,373	21,761
Subscription and content syndication	1,959	1,863
Advertising and other	3,883	3,068
Total revenues	29,215	26,692
Presentation of revenue by monetization type for the comparative period was adjusted to consistently reflect changes in revenue’s classification in the current period. It resulted in a reclassification between subscription and content syndication and advertising and other revenues of $699 for the three months ended March 31, 2023.

During the three months ended March 31, 2024, performance marketing revenue was generated by the following categories: cost per acquisition 52%, revenue share 15% and hybrid 33%, compared to 57%, 13% and 30%, respectively, during the three months ended March 31, 2023.

The Group also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type was as follows:

	Three Months Ended March 31,
	2024	2023
Casino	19,810	17,072
Sports	9,137	9,194
Other	268	426
Total revenues	29,215	26,692
Contract balances
The following table provides contract assets and contract liabilities from contracts with customers:

	As of March 31, 2024	As of December 31, 2023
Contract assets	256	116
Contract liabilities	(2,460)	(2,207)
The contract assets primary relate to the Group’s rights to consideration for services provided but not yet billed at the reporting date. The contract assets mainly relate to performance marketing revenue and subscription and content syndication revenue. The contract assets are transferred to receivables when the rights become unconditional and an invoice is issued.
The contract liabilities primary relate to the advances received from customers for subscriptions purchased to RotoWire.com website, for which revenue is recognized over the time. It is expected that deferred income will be recognized as revenue over the next year.

Below is the carrying amount of the Group’s contract liabilities and the movements during the three months ended March 31, 2024:

2024
As of January 1	2,207
Amounts included in contract liabilities that was recognized as revenue during the period	(1,143)
Cash received in advance of performance and not recognized as revenue during the period	1,396
As of March 31	2,460

18. OPERATING EXPENSES

Sales and marketing expenses

	Three Months Ended March 31,
	2024	2023
People costs	6,257	4,964
Employees' bonuses related to acquisition	—	50
External marketing expenses	1,520	1,441
External content	1,048	1,089
Amortization of intangible assets	173	177
Share-based payment expense	164	92
Other	450	451
Total sales and marketing expenses	9,612	8,264
Presentation of certain sales and marketing expenses for comparative period was adjusted to reflect changes in those costs’ classification. It resulted in a reclassification from people costs to external marketing expenses of $250 for the three months ended March 31, 2023.
Technology expenses

	Three Months Ended March 31,
	2024	2023
People costs	2,455	1,686
Amortization of intangible assets	282	202
Software and subscriptions	275	225
Share-based payment expense	49	7
Other	154	120
Total technology expenses	3,215	2,240

General and administrative expenses

	Three Months Ended March 31,
	2024	2023
People costs	2,990	2,418
Legal and consultancy fees	798	1,180
Acquisition related costs	807	222
Share-based payment and related expenses	624	747
Short-term leases	154	103
Insurance	109	172
Amortization of right-of-use-assets	99	109
Depreciation of property and equipment	70	57
Other	653	530
Total general and administrative expenses	6,304	5,538
Presentation of people costs across operating expenses for comparative period was adjusted to reflect changes in costs’ classification. It resulted in a reclassification from general and administrative expenses of $243 to sales and marketing expenses and technology expenses of $226 and $17, respectively, for the three months ended March 31, 2023.

Fair value movements on contingent consideration

The fair value movement on contingent consideration for three months ended March 31, 2023 is directly associated with the acquisition of BonusFinder.

19. FINANCE INCOME AND FINANCE EXPENSES

	Three Months Ended March 31,
	2024	2023
Foreign exchange gain	870	81
Interest income	74	19
Total finance income	944	100

Finance expense consists of the following:
Foreign exchange loss	151	427
Unwinding of deferred consideration	253	54
Interest expense on lease liabilities	34	43
Other finance results	16	39
Total finance expenses	454	563
Net finance income (loss)	490	(463)
Foreign exchange gain and loss of the Group are comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to loan, cash and cash equivalents and intercompany balances.

20. BASIC AND DILUTED INCOME PER SHARE
Basic net income per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period (amounts are in USD thousand except shares and per share amounts).

	Three Months Ended March 31,
	2024	2023
Net income for the period attributable to shareholders	7,299	6,595
Weighted-average number of ordinary shares, basic	37,088,365	36,431,633
Net income per share attributable to shareholders, basic	0.20	0.18

Net income for the period attributable to shareholders	7,299	6,595
Weighted-average number of ordinary shares, diluted	38,175,047	38,121,794
Net income per share attributable to shareholders, diluted	0.19	0.17

The calculation of diluted income per share has been based on the following weighted-average number of ordinary shares outstanding after adjustment for the effect of all dilutive potential ordinary shares:

	Three Months Ended March 31,
	2024	2023
Weighted-average number of ordinary shares, basic	37,088,365	36,431,633
Effect of share options and warrants	345,091	420,623
Effect of contingently issuable ordinary shares related to business combinations	741,591	1,269,538
Weighted-average number of ordinary shares, diluted	38,175,047	38,121,794

Common stock warrants and options to purchase 6,023,112 and 5,672,984 ordinary shares were outstanding at March 31, 2024 and 2023, respectively, that could potentially be dilutive in the future (see Note 13).

For the three months ended March 31, 2024, (i) 4,840,529 (March 31, 2023: 4,636,770) options and (ii) 397,512 (March 31, 2023: Nil) Restricted Stock Units were each excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive. At March 31, 2024, there were no contingently issuable ordinary shares that were excluded from the diluted weighted-average number of ordinary shares calculation (March 31, 2023: 597,175).
For disclosures regarding the number of outstanding shares, see Note 11.

21. INCOME TAX CHARGE

	Three Months Ended March 31,
	2024	2023
Current tax expense	822	926
Deferred tax charge (Note 16)	260	174
	1,082	1,100
For the three months ended March 31, 2024 and 2023 the expected weighted average tax rate of the Group amounted to 13% and 14%, respectively, as follows:

	Three Months Ended March 31,
	2024	2023
Income before tax	8,381	7,695
Expected tax expense	822	1,042
Tax effects of:
Disallowed expenses	313	37
Unrecognized deferred tax	5	10
Change in estimates related to prior periods	31	—
Tax incentives	(54)	—
Other	(35)	11
	1,082	1,100
During three months ended March 31, 2024, the Group received net tax reimbursement of $214 (March 31, 2023 received net tax reimbursement: $110).

22. RELATED PARTY TRANSACTIONS

Related parties comprise the Group’s significant shareholders (beneficial owners of more than 5% of any class of the Group’s voting securities), directors and executive officers, and immediate family members of the foregoing persons. No other related parties with joint control or significant influence were identified. Related party transactions are approved by the Group’s Audit Committee or board of directors in accordance with the Group’s Related Party Transactions Policy.

Directors’ and key management emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including directors. Compensation paid or payable to key management formed a part of general and administrative costs, and was comprised of the following:

	Three Months Ended March 31,
	2024	2023
Remuneration to key management and executive directors	1,350	1,139
Non-executive directors’ fees	144	240
	1,494	1,379
The emoluments paid to the directors (executive and non-executive) during the three months ended March 31, 2024 and 2023 amounted to $646 and $666, respectively.
The following transactions were carried out with related parties:

	Three Months Ended March 31,
	2024	2023
Expenses
Remuneration expense	997	796
Share-based payments	497	583
	1,494	1,379
As at March 31, 2024 and December 31, 2023, the balance outstanding to key management and non-executive directors was $342 and $1,640, respectively, and were included within accruals as the amounts are expected to be paid in less than one year.

As at March 31, 2024 and December 31, 2023, the following share options, RSUs and restricted shares were held by related parties:

	As of March 31, 2024	As of December 31, 2023
Share options held by key management, executive directors and non-executive directors	4,707,626	4,707,626
RSUs held by key management	14,255	—
Restricted shares held by non-executive directors	33,194	33,194

During the three months ended March 31, 2024, the Company granted 14,255 RSUs to key management (see Note 13). There were no similar grants during the three months ended March 31, 2023.

23. EVENTS AFTER THE REPORTING PERIOD
Wells Fargo Credit Facility

On April 1, 2024 the Company borrowed $16,000 in the revolving credit facility from the Wells Fargo Credit Facility to pay the initial consideration to the sellers of the Freebets.com Assets.

Acquisition of Freebets.com and Related Assets

On April 2, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited and GDC UKGB Limited, as purchasers, and the Company, as guarantor, acquired from XL Media PLC and XL Media Publishing Limited, as sellers, Freebets.com and related assets (the “Freebets.com Assets”). The Company acquired the Freebets.com Assets in an effort to expand its UK and Ireland and Other Europe business.

Total consideration to be paid to the sellers of the Freebets.com Assets will be between $37,500 and $42,500, consisting of $20,000 that was paid in cash at closing, $10,000 to be paid on the date of the six-month anniversary of closing, and between $7,500 and $12,500 to be paid on the one-year anniversary date of closing, this final payment being subject to revenue performance of the Freebets.com Assets during the remainder of 2024. The aggregate consideration is expected to be financed by the Company’s available cash and utilization of borrowings under available credit facilities.

If the Freebets.com Assets generate less than 75% of a target revenue amount from April 1, 2024 to December 31, 2024, then no additional amount in excess of $7,500 is required to be paid to the sellers on the one-year anniversary date. If the Freebets.com Assets generate between 75% and 100% of such target revenue amount, then the sellers will be entitled to receive additional consideration on the one-year anniversary date between $0 and $5,000 on a linear scale based on such additional revenue generated.

As per the date of publication of this Form 6-K, it has not been possible to obtain sufficient financial data to conclude the accounting treatment of the Freebets.com Assets. Therefore, the opening balance, the acquired net assets at the time of the acquisition and goodwill, if any, are not disclosed in these financial statements.

BonusFinder Consideration Payment

During April 2024, the Group settled final payment of EUR12,699 ($13,582) in cash to sellers of BonusFinder. The final settlement was adjusted for outstanding open working capital balance and bonus payments to BonusFinder employees.

Share Repurchase Program
In May 2024, the Company’s board of directors increased the previously approved program to repurchase up to an additional $10,000 of the Company’s ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Total availability under the repurchase program as of March 31, 2024, prior to the approved increase was approximately $3,910.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as defined in the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions. Forward-looking statements include, but are not limited to, such matters as:

▪our ability to manage our continued global expansion, including (i) in the United States, both into the new states as they launch and in existing regulated states, (ii) in other markets in which we currently operate, and (iii) expansion into other new markets;
▪our ability to compete in our industry;
▪our expectations regarding our financial performance, including our revenue, costs, EBIDTA, Adjusted EBITDA, and other non-IFRS measures;
▪our ability to mitigate and address unanticipated performance problems on our websites or platforms;
▪our ability to attract, retain, and maintain good relations with our customers;
▪our ability to anticipate market needs or develop new or enhanced offerings and services to meet those needs;
▪our ability to stay in compliance with laws and regulations, including gaming regulations and tax laws, that currently apply or may become applicable to our business both in the United States and internationally, and our expectations regarding various laws and restrictions that relate to our business;
▪our ability to maintain, protect, and enhance our intellectual property;
▪our ability to anticipate the effects of existing and developing laws and regulations, including with respect to gaming and taxation, and privacy and data protection that relate to our business;
▪our ability to identify, recruit, and retain skilled personnel, including key members of senior management;
▪our ability to effectively manage our growth and maintain our corporate culture;
▪our ability to successfully identify, manage, consummate, and integrate any existing and potential acquisitions;
▪our ability to manage the increased expenses associated and compliance demands with being a public company; and
▪our ability to maintain our foreign private issuer status.
The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions, and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance, or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Form 6-K, to conform these statements to actual results or to changes in our expectations.

Overview

We are a fast-growing provider of digital marketing services for the global online gambling industry. Our principal focus is on online casino, online sports betting and fantasy sports. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com, Casinos.com,

Bookies.com, and RotoWire.com, in addition to over 50 local websites. We tailor each one of our websites to different user interests and markets within the online gambling industry by producing original content relating to the sector, such as news, odds, statistics, product reviews and product comparisons of locally available online gambling services. We attract online gamblers through online marketing efforts and refer these online gamblers to companies that are licensed by gambling regulators to provide real-money online gambling services, known as online gambling operators, who convert these potential online gamblers into actual paying players. In this way, we provide B2B, digital marketing services to online gambling operators.
Performance marketing revenue is generated by referring online gamblers to online gambling operators. When an online gambler visits an online gambling operator from one of our websites, registers a new account and makes a deposit, this online gambler becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the online gambling operator. Our performance marketing agreements are primarily based on a revenue share model, a CPA model or a hybrid model.
As we are compensated primarily on a performance-based model, our revenue depends overwhelmingly on the quantity and quality of traffic we can provide to our customers, rather than on our commercial team’s ability to sell advertising based on fixed fees or placements. Our commercial team focuses on finding high performing partners and curating the relationship with our existing partners to improve and expand our business relationships.

Our performance marketing revenue performance can be optimized by selecting the best commercial model available to us from each of our customers. Usually, some combination of the models are be offered and it is incumbent on us to select and negotiate our preferable model. Operators’ favored model tends to vary over time depending on internal priorities and personnel. Internally, we are agnostic as to the superiority of any one of the three models above. We have a predictive analytics system which estimates the value to us of each of these models based on each operator, product and market and we simply choose the one that our systems predict will yield the best results.
Advertising, media and other revenue includes revenue from arrangements not based on the referred players including advertising on our platform and onboarding fees.
Subscriptions and content syndication revenue is generated when a customer subscribes to services over a period of time.
Online gamblers generally locate our websites via search engines, and we are thus dependent on the effective implementation of Search Engine Optimization (“SEO”) strategies across our portfolio of websites. We plan to organically increase our market share by continuing to deliver best in class content on our branded websites through the efficient use of our technology platforms. Google and other search engines are increasingly adept at identifying the high-quality content which deserves prominence. Our investments in content, product and website delivery thus naturally result in strong search engine rankings.
Our principal executive offices are located at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands.
Recent Developments
Wells Fargo Credit Facility

On April 1, 2024 the Company borrowed $16 million in the revolving credit facility from the Wells Fargo Credit Facility.

Acquisition of Freebets.com and Related Assets

On April 2, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited and GDC UKGB Limited, as purchasers, and the Company, as guarantor, acquired from XL Media PLC and XL Media Publishing Limited, as sellers, Freebets.com and related assets (the “Freebets.com Assets”). The Company acquired the Freebets.com Assets in an effort to expand its UK and Ireland and Other Europe business.

Total consideration to be paid to the sellers of the Freebets.com Assets will be between $37.5 million and $42.5 million, consisting of $20 million that was paid in cash at closing, $10 million to be paid on the date of the six-month anniversary of closing, and between $7.5 million and $12.5 million to be paid on the one-year anniversary date of closing, subject to revenue performance of the Freebets.com Assets during the remainder of

2024. The aggregate consideration is expected to be financed by the Company’s available cash and utilization of borrowings under available credit facilities.

If the Freebets.com Assets generate less than 75% of a target revenue amount from April 1, 2024 to December 31, 2024, then no additional amount in excess of $7.5 million is required to be paid to the sellers on the one-year anniversary date. If the Freebets.com Assets generate between 75% and 100% of such target revenue amount, then the sellers will be entitled to receive additional consideration on the one-year anniversary date between $0 and $5 million on a linear scale based on such additional revenue generated.

As per the date of publication of this Form 6-K, it has not been possible to obtain sufficient financial data to conclude the accounting treatment of the transaction. Therefore, the opening balance, the acquired net assets at the time of the acquisition and goodwill, if any, are not disclosed in these financial statements.

BonusFinder Consideration Payment

During April 2024, the Group settled final payment of EUR12.7 million ($13.6 million) in cash to sellers of BonusFinder.

Share Repurchase Program
In May 2024, the Company’s board of directors increased the previously approved program to repurchase up to an additional $10.0 million of the Company’s ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Total availability under the repurchase program as of March 31, 2024, prior to the approved increase was approximately $3.9 million.

Rounding
We have made rounding adjustments to some of the figures included in this discussion and analysis of our financial condition and results of operations. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Results of Operations
The following discussion summarizes our results of operations for our one reportable segment for the three months ended March 31, 2024 and 2023. This information should be read together with our interim condensed consolidated financial statements and related notes included elsewhere in this Form 6-K.

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2024	2023	%	%
	(USD in thousands)
Revenue	29,215	26,692	9%	8%
Cost of sales	(2,233)	(991)	125%	123%
Gross profit	26,982	25,701	5%	4%
Sales and marketing expenses	(9,612)	(8,264)	16%	15%
Technology expenses	(3,215)	(2,240)	44%	42%
General and administrative expenses	(6,304)	(5,538)	14%	13%
Movements in credit losses allowance	40	(649)	(106)%	(106)%
Fair value movement on contingent consideration	—	(852)	(100)%	(100)%
Operating profit	7,891	8,158	(3)%	(4)%
Finance income	944	100	844%	835%
Finance expenses	(454)	(563)	(19)%	(20)%
Income before tax	8,381	7,695	9%	8%
Income tax charge	(1,082)	(1,100)	(2)%	(3)%
Net income for the period attributable to the shareholders	7,299	6,595	11%	9%
Other comprehensive income (loss)
Exchange differences on translating foreign currencies	(2,594)	1,368	(290)%	(288)%
Total comprehensive income for the period attributable to the shareholders	4,705	7,963	(41)%	(42)%
Revenue
We generate most of our revenue from performance marketing whereby we refer online gamblers to online gambling operators. In addition, we earn revenue from subscriptions and content syndication, and advertising.
Performance marketing. Performance marketing revenue consists of (i) CPA revenue from arrangements where we are paid exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are paid exclusively by a share of the customer’s net gambling revenue from the referred players, and (iii) hybrid revenue from arrangements where we are paid by both a CPA commission and a revenue share commission from the referred players. Within performance marketing, we consider each referred player to be a separate performance obligation. The performance obligation is satisfied at the point in time when the referral is accepted by the relevant online gambling operator. Revenue share fees for each referred player are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for the referral will occur when the ultimate fees are known.
CPA fees for each referred player are recognized when earned upon acceptance of the referral by the online gambling operator.
Fees generated by each customer during a particular month are typically paid to us within 30-45 days after invoice date.

Subscription and content syndication. Subscription revenue consists of B2C data subscription services and B2B data syndication services. For subscription and content syndication revenue, we consider each subscription to be a separate performance obligation. We satisfy our performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. We record deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.

Advertising and other. Advertising, media and other revenue includes revenue from arrangements not based on the referred players and includes advertising on our platform and onboarding fees. For advertising, media and other revenue, revenue is recognized on a straight-line basis over the term of the contract.

Total revenue increased by $2.5 million, or 9%, for the three months ended March 31, 2024 as compared to the three months ended March 31, 2023, due to growth across all geographical markets primarily within our casino products. On a constant currency basis, revenue increased $2.2 million, or 8%, for the three months ended March 31, 2024 as compared to the three months ended March 31, 2023.

Significant proportions of our revenue were denominated in EUR, USD or GBP. Our reported revenues in future periods will continue to be affected by fluctuations in the EUR to USD and GBP to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk - Transaction Exposure Sensitivity” for additional information.
The following tables set forth the breakdown of our revenue in thousands of USD and as percentages of total revenues for the years indicated:
Our revenue disaggregated by market is as follows:

	Three Months Ended March 31,		Change	As a Percentage of Revenue
	2024	2023	2024 vs 2023	2024	2023
	(USD in thousands)
North America	14,816	14,143	5%	51%	53%
U.K. and Ireland	8,920	8,527	5%	31%	32%
Other Europe	3,861	2,770	39%	13%	10%
Rest of the world	1,618	1,252	29%	5%	5%
Total revenues	29,215	26,692	9%	100%	100%
North America includes revenue from the United States and Canada. Other Europe includes revenue from European markets outside of the United Kingdom and Ireland, including Sweden, Germany, the Netherlands and Italy; Rest of the world includes revenue from Oceania, South America and other markets outside of Europe and North America. Revenue is disaggregated based on the location of online gamblers for performance marketing and location of clients for subscription services.
During the three months ended March 31, 2024 compared to the three months ended March 31, 2023, total revenue grew by 9%. We believe this growth stems from both increased addressable market and increased market share.
Revenue grew across our geographical markets as follows: North America, U.K and Ireland, Other Europe and Rest of the world grew by 5%, 5%, 39%, and 29%, respectively, during the three months ended March 31, 2024, compared to the three months ended March 31, 2023.

Our revenue disaggregated by monetization was as follows:

	Three Months Ended March 31,		Change	As a Percentage of Revenue
	2024	2023	2024 vs 2023	2024	2023
	(USD in thousands)
Performance marketing	23,373	21,761	7%	80%	82%
Subscription and content syndication	1,959	1,863	5%	7%	7%
Advertising and other	3,883	3,068	27%	13%	11%
Total revenues	29,215	26,692	9%	100%	100%
Revenue from performance marketing consists of fees charged for the referral of players to operators. Revenue from subscriptions and content syndication consists of B2C data subscription and B2B data syndication revenue. Advertising and other revenue includes revenue from arrangements not based on referred players and includes advertising and onboarding fees.

Presentation of revenue by monetization type for the comparative period was adjusted to consistently reflect changes in revenue’s classification in the current period. It resulted in a reclassification between subscription and content syndication and advertising and other revenues of $699 for the three months ended March 31, 2023.

During the three months ended March 31, 2024, performance marketing revenue was generated by the following categories: cost per acquisition of 52%, revenue share of 15%, and hybrid of 33%, compared to 57%, 13% and 30%, respectively, during the three months ended March 31, 2023.
The revenue increase for the three months ended March 31, 2024, compared to the three months ended March 31, 2023 was driven primarily by increased performance marketing and advertising and other revenue and primarily from casino.
Our revenue disaggregated by product type from which it is derived was as follows:

	Three Months Ended March 31,		Change	As a Percentage of Revenue
	2024	2023	2024 vs 2023	2024	2023
	(USD in thousands)
Casino	19,810	17,072	16%	68%	64%
Sports	9,137	9,194	(1)%	31%	34%
Other	268	426	(37)%	1%	2%
Total revenues	29,215	26,692	9%	100%	100%
Revenue from Casino includes revenue from iGaming and social casino products. Revenue from Sports includes revenue from online sports betting and fantasy sports. Other revenue includes revenue from products other than Casino and Sports, including online poker and online bingo.

The revenue increase for the three months ended March 31, 2024, compared to the three months ended March 31, 2023 was driven by increased Casino revenue offsetting flat Sports revenue and a reduction in Other revenue.

Cost of Sales
Costs of sales increased to $2.2 million for the three months ended March 31, 2024, from $1.0 million for the three months ended March 31, 2023, primarily due to increased revenue and associated costs from our media partnerships. Cost of sales is comprised of license fees to media partners and data and payments' solution expenses related to subscription revenue.
Operating Expenses
Total operating expenses increased by $1.5 million, or 9%, in the three months ended March 31, 2024 compared to the three months ended March 31, 2023 driven by increased people costs and related expenses. In constant currency, total operating expenses increased by $1.4 million, or 8%, in the three months ended March 31, 2024 compared to the three months ended March 31, 2023.

A significant proportion of our operating expenses were denominated in EUR. Our reported operating expenses in future periods will continue to be affected by fluctuations in the EUR to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk—Transaction Exposure Sensitivity” for additional information.

The following tables set forth the breakdown of our expenses in thousands of USD and as percentages of total revenues for the years indicated:
Sales and Marketing Expenses

	Three Months Ended March 31,		Change	As a Percentage of Revenue
	2024	2023	2024 vs 2023	2024	2023
	(USD in thousands)
People costs	6,257	4,964	26%	21%	19%
Employees' bonuses related to acquisition	—	50	(100)%	—%	—%
External marketing expenses	1,520	1,441	5%	5%	5%
External content	1,048	1,089	(4)%	4%	4%
Amortization of intangible assets	173	177	(2)%	1%	1%
Share-based payment expense	164	92	78%	1%	—%
Other	450	451	—%	2%	2%
Total sales and marketing expenses	9,612	8,264	16%	33%	31%
People costs include commercial, marketing and content functions. Employees’ bonuses related to acquisition relate to exit bonuses associated with the acquisition of BonusFinder. External marketing expenses include search engine optimization and other marketing activities. External content includes external content services such as articles published on our websites. Amortization of intangible assets relates to amortization of domain names, apps and customer contracts. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted stock-based awards to purchase our ordinary shares. Other expenses include other external service providers and software licenses.
Sales and marketing expenses increased by $1.3 million, or 16%, for the three months ended March 31, 2024, compared to the three months ended March 31, 2023. On a constant currency basis, sales and marketing expenses increased by $1.3 million, or 15%, for the three months ended March 31, 2024, compared to the three months ended March 31, 2023. Growth in sales and marketing expenses in the three months ended March 31, 2024 compared to the three months ended March 31, 2023 was primarily due to higher people costs as a result of new hires during the periods and year-over-year salary increases.
Presentation of certain sales and marketing expenses for comparative period was adjusted to reflect changes in costs’ classification. It resulted in a reclassification from people costs to external marketing expenses of $0.3 million for the three months ended March 31, 2023.
A significant proportion of our sales and marketing expense were denominated in EUR.

Technology Expenses

	Three Months Ended March 31,		Change	As a Percentage of Revenue
	2024	2023	2024 vs 2023	2024	2023
	(USD in thousands)
People costs	2,455	1,686	46%	8%	6%
Amortization of intangible assets	282	202	40%	1%	1%
Software and subscriptions	275	225	22%	1%	1%
Share-based payment expense	49	7	600%	—%	—%
Other	154	120	28%	1%	—%
Total technology expenses	3,215	2,240	44%	11%	8%
People costs include platform, web, and business intelligence technology functions. Amortization of intangible assets relates to amortization of capitalized development costs. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted stock-based awards to purchase our ordinary shares. Other expenses include hosting and external service providers.
Technology expenses increased by $1.0 million, or 44%, in the three months ended March 31, 2024, compared to the three months ended March 31, 2023. On a constant currency basis, technology expenses increased $1.0 million, or 42%, for the three months ended March 31, 2024, compared to the three months ended March 31, 2023. Growth in technology expenses in the three months ended March 31, 2024 compared to the three months ended March 31, 2023 was primarily due to higher people costs as a result of new hires during the periods and year-over-year salary increase, higher software and subscriptions costs as a result of increased headcount, and higher amortization of intangible assets from accumulated capitalized development expenses.
A significant portion of our technology expenses were denominated in EUR.
General and Administrative Expenses

	Three Months Ended March 31,		Change	As a Percentage of Revenue
	2024	2023	2024 vs 2023	2024	2023
	(USD in thousands)
People costs	2,990	2,418	24%	11%	10%
Legal and consultancy fees	798	1,180	(32)%	3%	4%
Acquisition related costs	807	222	264%	3%	1%
Share-based payment and related expenses	624	747	(16)%	2%	3%
Short-term leases	154	103	50%	1%	—%
Insurance	109	172	(37)%	—%	1%
Amortization of right-of-use-assets	99	109	(9)%	—%	—%
Depreciation of property and equipment	70	57	23%	—%	—%
Other	653	530	23%	2%	2%
Total general and administrative expenses	6,304	5,538	14%	22%	21%
People costs include our board of directors and executive management, finance, legal and human resource functions. Legal and consultancy fees, include fees for external auditors, tax, legal, and other advisors. Acquisition-related costs include costs incurred in connection with closed or potential acquisitions. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted share-based awards to purchase our ordinary shares. Short term leases relate to lease and other property expenses not classified as right-of-use assets. Amortization of right-of-use assets relates to amortization of leases under IFRS 16. Depreciation expense pertains to computer and office equipment. Other expenses include office expenses and travel and entertainment expenses.
General and administrative expenses increased by $0.8 million, or 14%, for the three months ended March 31, 2024, compared to the three months ended March 31, 2023. On a constant currency basis, general and administrative expenses increased by $0.7 million, or 13%, for the three months ended March 31, 2024, compared to the three months ended March 31, 2023. Growth in general and administrative expenses in the three months ended March 31, 2024 compared to the three months ended March 31, 2023 was primarily due to higher people costs as a result of new hires during the periods, year-over-year salary increase and bonus provision increases.
Presentation of people costs across operating expenses for comparative period was adjusted to reflect changes in costs’ classification. It resulted in a reclassification from general and administrative expenses of $0.2 million to sales and marketing expenses and technology expenses of $0.2 million and $17 thousand, respectively, for the three months ended March 31, 2023.
A significant proportion of our general and administrative expenses were denominated in EUR.
Fair value movements on contingent consideration
The fair value movement on contingent consideration is directly associated with the acquisition of BonusFinder. Movements in fair value are caused by changes in assumption of future performance and the unwinding of the discount applied to the calculation of the fair value of the contingent consideration. As of June 30, 2023, the Company entered into an agreement with the former shareholders of BonusFinder, which modified terms of the original share purchase agreement in relation to the final consideration payment. As per the June 30, 2023 agreement, the original earn-out period was terminated early on June 30, 2023. The Group does not expect to incur further gains or losses related to the fair value movement of the contingent consideration for the BonusFinder acquisition.
Finance Income and Finance Expense

	Three Months Ended March 31,
	2024	2023
	(USD in thousands)
Foreign exchange gain	870	81
Interest income	74	19
Total finance income	944	100

Finance expense consists of the following:
Foreign exchange loss	151	427
Unwinding of deferred consideration	253	54
Interest expense on lease liabilities	34	43
Other finance results	16	39
Total finance expense	454	563
Net finance income / (loss)	490	(463)
Foreign exchange gain and loss of the Group are comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to loan, cash and cash equivalents and intercompany balances.

The unwinding of deferred consideration is directly associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of Roto Sports and BonusFinder. The Group incurred financial expenses related to the deferred consideration related to BonusFinder until April 2024.
Taxation

We are subject to income taxes in the jurisdictions where we operate. The Group incurred current tax expenses of $0.8 million and $0.9 million, respectively, for the three months ended March 31, 2024 and 2023. Deferred tax included in the income tax charges amounted to a tax charge of $0.3 million and $0.2 million, respectively, for the three months ended March 31, 2024 and 2023 and relate to the difference between the accounting and tax base of intangible assets, carried forward tax losses and other allowances.
As of March 31, 2024 and December 31, 2023, we had cumulative carried forward tax losses of $27.8 million and $25.3 million, respectively. As of March 31, 2024 and December 31, 2023, we had unutilized notional interest allowance of $25.0 million and $27.1 million, respectively. As of March 31, 2024 and December 31, 2023, we had unutilized capital allowances of $53.4 million and $58.7 million, respectively, related to intangible assets.

Non-IFRS Financial Measures
Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.

The table below summarizes the non-IFRS measures utilized by the Company as stated in its reporting currency and constant currency, as applicable, for the periods presented. See the following sections for a complete reconciliation of the IFRS to non-IFRS measures for each category.

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2024	2023	%	%
Net income for the period attributable to the shareholders	7,299	6,595	11%	9%
Net Income Margin	25%	25%
Net income per share attributable to shareholders, diluted	0.19	0.17	12%	12%
Adjusted net income for the period attributable to shareholders	7,552	7,551	—%	(1)%
Adjusted net income per share attributable to shareholders, diluted	0.20	0.20	—%	—%
Adjusted EBITDA	10,159	10,673	(5)%	(6)%
Adjusted EBITDA Margin	35%	40%
Cash flows generated by operating activities	8,806	7,082	24%
Free Cash Flow	8,193	6,205	32%

Adjusted Net Income and Adjusted Net Income Per Share

Adjusted net income is a non-IFRS financial measure defined as net income attributable to equity holders excluding the fair value gain or loss related to contingent consideration, unwinding of deferred consideration, and certain employee bonuses related to acquisitions. Adjusted net income per diluted share is a non-IFRS financial measure defined as adjusted net income attributable to equity holders divided by the diluted weighted average number of common shares outstanding.

We believe adjusted net income and adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the effect of the fair value gain or loss related to the contingent consideration, unwinding of deferred consideration, and certain employee bonuses, all associated with our acquisitions, during the limited period where these items are incurred. We incurred expenses related to the unwinding of deferred consideration and employee bonuses until April 2024. See Note 5 of the consolidated financial statements for the year ended December 31, 2023 filed on March 21, 2024 for a description of the contingent and deferred considerations associated with our 2022 acquisitions.
Below is a reconciliation to adjusted net income attributable to equity holders and adjusted net income per share, diluted from net income for the year attributable to the equity holders and net income per share attributed to ordinary shareholders, diluted as presented in the Consolidated Statements of Comprehensive Income and for the period specified:

	Reporting Currency			Constant Currency
	Three months ended March 31,		Change	Change
	2024	2023	%	%
Revenue	29,215	26,692	9%	8%
Net income for the period attributable to shareholders	7,299	6,595	11%	9%
Net income margin	25%	25%

Net income for the period attributable to shareholders	7,299	6,595	11%	9%
Fair value movement on contingent consideration (1)	—	852	(100)%	(100)%
Unwinding of deferred consideration (1)	253	54	369%	360%
Employees' bonuses related to acquisition(1)	—	50	(100)%	(100)%
Adjusted net income for the period attributable to shareholders	7,552	7,551	—%	(1)%
Net income per share attributable to shareholders, basic	0.20	0.18	11%	11%
Effect of adjustments for fair value movements on contingent consideration, basic	0.00	0.03	(100)%	(100)%
Effect of adjustments for unwinding on deferred consideration, basic	0.01	0.00	100%	100%
Effect of adjustments for bonuses related to acquisition, basic	0.00	0.00	—%	—%
Adjusted net income per share attributable to shareholders, basic	0.21	0.21	—%	—%
Net income per share attributable to ordinary shareholders, diluted	0.19	0.17	12%	12%
Adjusted net income per share attributable to shareholders, diluted	0.20	0.20	—%	—%

(1) There is no tax impact from fair value movement on contingent consideration, unwinding of deferred consideration or employee bonuses related to acquisition.
The per share amounts in the table above are calculated using the weighted average basic and diluted shares per period, as detailed below:

	Three Months Ended March 31,
	2024	2023
Weighted-average number of ordinary shares, basic	37,088,365	36,431,633
Weighted-average number of ordinary shares, diluted	38,175,047	38,121,794

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin
EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.
We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.
While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted

EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.
Below is a reconciliation to EBITDA and Adjusted EBITDA from net income for the year attributable to shareholders as presented in the Consolidated Statements of Comprehensive (loss) and income for the year specified:

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2024	2023	%	%
	(USD in thousands)
Net income for the period attributable to shareholders	7,299	6,595	11%	9%
Add back (deduct):
Interest expenses on borrowings and lease liability	34	43	(21)%	(21)%
Income tax charge	1,082	1,100	(2)%	(3)%
Depreciation expense	70	57	23%	21%
Amortization expense	554	488	14%	12%
EBITDA	9,039	8,283	9%	8%
Share-based payment and related expense	837	846	(1)%	(2)%
Fair value movement on contingent consideration	—	852	(100)%	(100)%
Unwinding of deferred consideration	253	54	369%	360%
Foreign currency translation losses (gains), net	(719)	346	(308)%	(305)%
Interest income	(74)	(19)	289%	289%
Other finance results	16	39	(59)%	(59)%
Acquisition related costs (1)	807	222	264%	260%
Employees' bonuses related to acquisition	—	50	(100)%	(100)%
Adjusted EBITDA	10,159	10,673	(5)%	(6)%
(1)The acquisition costs are related to completed and contemplated business combinations of the Group.

Adjusted EBITDA decreased by 5% to $10.2 million for the three months ended March 31, 2024 compared to the three months ended March 31, 2023 primarily driven by growth in revenue, offset by an increase in cost of sales and operating expenses. In constant currency Adjusted EBITDA decreased by 6% for the three months ended March 31, 2024.

Below is the Adjusted EBITDA Margin calculation for the periods specified:

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2024	2023	%	%
	(USD in thousands, except margin)
Revenue	29,215	26,692	9%	8%
Adjusted EBITDA	10,159	10,673	(5)%	(6)%
Adjusted EBITDA Margin	35%	40%

Free Cash Flow
Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities less capital expenditures.
We believe Free Cash Flow is useful to our management team as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash

Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.
The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures because the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.
Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statements of Cash Flows for the period specified:

	Three Months Ended March 31,		Change
	2024	2023	$	%
	(USD in thousands)
Cash flows generated by operating activities	8,806	7,082	1,724	24%
Capital Expenditures (1)	(613)	(877)	264	(30)%
Free Cash Flow	8,193	6,205	1,988	32%
(1) Capital expenditures are defined as the acquisition of property and equipment and the acquisition of intangible assets, and excludes cash flows related to business combinations.

Free cash flow increased by 32% to $8.2 million for the three months ended March 31, 2024 compared to the three months ended March 31, 2023 primarily driven by increased operating cash flows and a decrease in capital expenditures.

Constant Currency
Changes in our financial results include the impact of changes in foreign currency exchange rates. We provide “constant currency” analysis, as if the EUR-USD exchange rate had remained constant period-over-period, to enhance the comparability of our operating results. When we use the term “constant currency,” we adjust for the impact related to the translation of our consolidated statements of comprehensive income (loss) from EUR to USD by translating financial data for the three months ended March 31, 2023 using the same foreign currency exchange rates that we used to translate financial data for the three months ended March 31, 2024.
Constant currency metrics should not be considered in isolation or as a substitute for reported results prepared in accordance with IFRS. Refer to “Results of Operations” for Management’s discussion of the constant currency impact for the three months ended March 31, 2024 with the three months ended March 31, 2023. For foreign exchange rates used, see “Note 3 – Summary of Significant Accounting Policies – Foreign Currency Translation,” within the Notes to the interim condensed consolidated financial statements included elsewhere in this Form 6-K. See “Quantitative and Qualitative Disclosures about Market Risk – Transaction Exposure Sensitivity” for additional information below in this Form 6-K.

Key Performance Indicator
Our Key Performance Indicator, or KPI, does not represent an IFRS based measurement. We define a new depositing customer (“NDC”) as a unique referral of a player from our system to one of our customers that satisfied an agreed performance obligation (typically making a deposit above a minimum threshold) with the customer and thereby triggered the right to a commission for us. Management uses NDCs as an indication of the performance of our websites or mobile apps as we generate commission revenues from customers based on the referred players.

While no estimation is necessary in quantifying NDCs, the KPI is subject to various risks, such as reliance on search engines, reliance on customer data, customer concentration, competition, licensing and regulation, and macroeconomic conditions. Refer to “Item 3. Key Information – Risk Factors” within this annual report for further risks associated with our business which could affect this KPI.

	Three Months Ended March 31,		Change
	2024	2023	%
	(in thousands)
New Depositing Customers	107	88	22%
The 22% increase in NDCs for the three months ended March 31, 2024 compared to the three months ended March 31, 2023 demonstrates the growth in the business, primarily related to casino products. As such, we believe this is a meaningful metric in evaluating our operating performance.

LIQUIDITY AND CAPITAL RESOURCES
Our principal sources of liquidity have been cash generated from our initial public offering, operations and borrowings. As of March 31, 2024 and December 31, 2023, our cash deposited with banks was $25.3 million and $25.4 million, respectively, primarily in accounts with banks in the United States, Ireland and the United Kingdom. Historically, our fundraising efforts related to the expansion of our business through acquisitions and the continued development of our platform.
We estimate based on cash on hand and cash generated from operations that we will have adequate liquidity to fund operations for at least twelve months from the issuance date of our consolidated financial statements.

Wells Fargo Credit Agreement

On March 19, 2024, our wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers, and the Company, as guarantor, entered into a credit agreement (the “Wells Fargo Credit Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), as lender. The Wells Fargo Credit Agreement provides for a three-year $25.0 million term loan (the “Term Loan”) and a $25.0 million revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan, the “Wells Fargo Credit Facility”). Subject to the approval of Wells Fargo, the term loan commitments or revolving commitments may be incrementally increased by up to $10 million in the aggregate. The Wells Fargo Credit Facility matures on March 19, 2027.

The proceeds from the Wells Fargo Credit Facility, which is available in multi-currency drawdowns, being and will be used for working capital, to settle deferred consideration, for permitted acquisitions, and for general corporate purposes and other permitted uses.

Subsequent to the reporting date, the Company borrowed $16 million under the Revolving Credit Facility at an initial interest rate of 7.9% per annum to pay the initial consideration to the sellers of the Freebets.com Assets.

The borrowers may designate each loan under the Wells Fargo Credit Facility as a (1) “Base Rate Loan”, (2) a “Term SOFR Loan”, (3) a “Eurocurrency Rate Loan” or (4) a “Daily Simple RFR Loan.” A Base Rate Loan bears interest at (i) the highest of (a) a Prime Rate, (b) Federal Funds rate plus 0.50% and (c) Adjusted Term Secured Overnight Finance Rate (“SOFR”) for one-month tenor plus 1.00%, (ii) plus an applicable margin of 2.5% per annum (the “Applicable Margin”). A Term SOFR Loan bears interest at a rate of SOFR Rate plus 0.10% plus the Applicable Margin. A Eurocurrency Rate Loan bears interest at an Adjusted Eurocurrency Rate plus the Applicable Margin. A Daily Simple RFR Loan bears interest at an Adjusted Daily Simple RFR Rate plus the Applicable Margin.

The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. The principal amount of the outstanding loans under the Wells Fargo Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The borrower also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Credit Agreement are secured by substantially all of the assets of the Company and the wholly subsidiaries that are borrowers under the Wells Fargo Credit Agreement.

The Wells Fargo Credit Agreement requires the borrowers to comply with a maximum leverage ratio not greater than 3.00 to 1.00 and a minimum liquidity requirement. Additionally, the Wells Fargo Credit Agreement contains customary negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type.

The Wells Fargo Credit Agreement includes customary events of default, and customary rights and remedies upon the occurrence of any event of default thereunder, including rights to accelerate the loans, terminate the commitments thereunder and realize upon the collateral securing the obligations under the Wells Fargo Credit Agreement.
Working Capital
Our working capital is mainly comprised of cash and cash equivalents, trade and other receivables and trade and other payables. Our working capital increased to $19.2 million as of March 31, 2024 compared to $14.6 million as of December 31, 2023, primarily due to the increase in cash flows generated by operating activities and a decrease in trade payables and deferred consideration liabilities from our 2022 acquisitions. Our trade and other receivables are amounts due from customers for services performed in the ordinary course of business. Such balances are typically classified as current. Our trade and other payables are obligations to pay for services that have been acquired in the ordinary course of business from suppliers. We believe that our current working capital is sufficient to support our operations for at least 12 months from the date of this annual report.
Cash Flow Analysis
The following table summarizes our cash flows for the period indicated:

	Three Months Ended March 31,		Change
	2024	2023	2024 vs 2023
	(USD in thousands)
Cash flows generated by operating activities	8,806	7,082	24%
Cash flows used in investing activities	(4,989)	(3,267)	53%
Cash flows used in financing activities	(3,662)	(262)	1298%
Net movement in cash and cash equivalents	155	3,553	(96)%
Cash Flows Generated by Operating Activities

Cash flows generated by operating activities increased by $1.7 million, or 24%, to $8.8 million for the three months ended March 31, 2024 from $7.1 million for the three months ended March 31, 2023. The fluctuations in net cash generated by operating activities is the result of an increase in income before tax of $0.7 million, which was offset by changes in non-cash add backs, adjustments to income before tax and changes in operating assets and liabilities as follows: (i) a $0.9 million decrease related to fair value movement in contingent consideration, (ii) a net finance income increase of $1.0 million due to currency translation gains, (iii) a decrease in charges in credit loss allowance provision of $0.7 million, (iv) an increase in depreciation and amortization charges of $0.1 million, (v) a $0.1 million increase in taxes reimbursed, and (vi) an increase in working capital changes of $3.4 million reflecting increased trade and other receivables balances and decreased trade and other payable balances for the three months ended March 31, 2024 compared to 2023. The increase in trade and other receivables was the result of increased receivable from operators as of March 31, 2024 compared to March 31, 2023 driven by strong growth in revenue and increase in aged debtors. The decrease in trade and other payables was a result of the timing of payments during the three months March 31, 2024 compared to the three months ended March 31, 2023.
Cash Flows Used in Investing Activities
Cash flows used in investing activities increased by $1.7 million to a $5.0 million net outflow during the three months ended March 31, 2024 from a $3.3 million net outflow during the three months ended March 31, 2023. During the three months ended March 31, 2023, the first deferred payment was made in relation to the

RotoWire acquisition of $2.4 million, compared to the subsequent payment of $4.5 million for the three months ended March 31, 2024. This is netted off with the decrease in the purchase of intangible assets, including domain names, and capitalized software development costs, by $0.3 million in the three months ended March 31, 2024 compared to the three months ended March 31, 2023.

During the three months ended March 31, 2024 interest received from short term deposits placed with banks amounted to $0.1 million.

Cash Flows Used in Financing Activities

Cash flows used in financing activities of $3.7 million for the three months ended March 31, 2024 was the net result of the proceeds from exercised share options of $0.1 million, repurchase of ordinary shares of $3.1 million, rent payments, including principal and implied interest, for long-term leases of $0.1 million, and interest payments related to deferred consideration of $0.6 million.

Cash flows used in financing activities of $0.3 million for the three months ended March 31, 2023 was the result of scheduled interest payments attributable to third party borrowings of $0.1 million, and rent payments, including principal and implied interest, for long-term leases of $0.2 million.

CRITICAL ACCOUNTING ESTIMATES
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the consolidated financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
There have been no material changes or additions to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our Annual Report on Form 20-F for the year ended December 31, 2023.
Recent Accounting Pronouncements
There are no new IFRS or IFRS Interpretation Committee interpretations effective for the three months ended March 31, 2024 that have a material impact on our interim condensed consolidated financial statements. See Note 3 to our interim condensed consolidated financial statements included in this Form 6-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our operations are exposed to a variety of financial risks: market and currency risk, interest rate risk, contractual risk, credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.
Risk management is carried out by management under policies approved by our board of directors. Management identifies and evaluates financial risks in close cooperation with our operating segment. Our board of directors provides principles for overall risk management, as well as policies covering specific areas, such as interest rate risk, non-derivative financial instruments and investment of excess liquidity.

Similar to other businesses, we are exposed to risks that arise from our use of financial instruments. Further quantitative information in respect of these risks is presented throughout our consolidated financial statements.

Market and Currency Risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.
We have exposure to foreign currency risk. Sales invoicing to customers is primarily in EUR, USD and GBP amounts, and the majority of outgoing payments are in EUR and USD payments. Our cash balances are primarily in USD and EUR.
We carefully monitor exchange rate fluctuations and review their impact on our net assets and position. Exchange rates are negotiated with our main provider of banking services as and when needed. We do not enter into any derivative financial instruments to manage our exposure to foreign currency risk.
The carrying amount of our foreign currency denominated net assets and monetary liabilities and details of the exposure as of March 31, 2024 and December 31, 2023 are shown in Note 4 to our interim condensed consolidated financial statements.
Transaction exposure relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). Translation exposure relates to net investments in foreign operations.
We have continued to see increased inflation and higher interest rates. The scale and duration of these developments remain uncertain and could impact our earnings and cash flow. As part of our risk management process, we are closely monitoring the situation, including factors as outlined in “Note 3–Risk Management” to the 2023 consolidated financial statements as it relates to the Company’s ability to continue as a going concern.
Transaction Exposure Sensitivity
In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. During the three months ended March 31, 2024 transactions prevailed in EUR, USD and GBP.
The table below shows the immediate impact on net income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which we had exposure for the three months ended March 31, 2024 and 2023. The impact on net income or loss is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of the entity. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

Increase (Decrease) in Net Income Before Tax:	USD	GBP
	(in thousands)
March 31, 2024	1,491	194
March 31, 2023	854	1,073
Interest Rate Risk
We have minimal exposure to interest rate risk. We are exposed to interest rate risk on some of our financial assets (being its cash at bank balances). The board of directors currently believes that interest rate risk is at an acceptable level. The Credit Facility interest varies per the terms of the agreement. Due to our minimal exposure to interest rate risk, we have not prepared any sensitivity analysis.
Contractual Risk
In the ordinary course of business, we contract with various third parties. These contracts may include performance obligations, indemnities and/or contractual commitments. Management monitors our performance and any relevant counterparties against such contractual conditions to mitigate the risk of material, adverse non-compliance.
Credit Risk
Credit risk is the financial loss if a customer or counterparty to financial instruments fails to meet its contractual obligations. Credit risk arises from our cash and cash equivalents and trade receivables and other balances. The concentration of our credit risk is considered by counterparty, geography and currency. We give careful consideration to which organizations we use for our banking services in an effort to minimize credit risk.

We use forward-looking information in our analysis of expected credit losses for all instruments, which is limited to the carry value of cash and cash equivalents and trade and other balances. Our management considers the above measures to be sufficient to control the credit risk exposure.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. This risk relates to our prudent liquidity risk management and implies maintaining sufficient cash balances. Ultimate responsibility for liquidity risk management rests with our board of directors. Our board of directors manages liquidity risk by regularly reviewing our cash requirements by reference to short-term cash flow forecasts and medium-term working capital projections prepared by management.
The following table presents our future material cash requirements as of March 31, 2024 (in thousands of USD):

	Less Than 1 Year	Between 1 and 2 Years	More Than 2 Years	Total
Lease liability	542	515	1,005	2,062
Deferred consideration	13,841	—	—	13,841
Trade and other payables	5,395	—	—	5,395
	19,778	515	1,005	21,298

Capital Risk
Our capital structure is comprised entirely of shareholders’ equity, including share capital, share premium and accumulated deficits.

When managing capital, our objective is to maintain adequate financial flexibility to preserve our ability to meet our current and long-term financial obligations. Our capital structure is managed and adjusted to reflect changes in economic conditions.
We fund our expenditures on commitments from existing cash and cash equivalent balances and our credit facility.
Financing decisions are made by our board of directors based on, among other things, forecasts of the expected timing and level of capital and operating expenditure required to meet our commitments and development plans.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Share Repurchase Program

In November 2022, the Company’s board of directors approved a program to repurchase up to $10.0 million of the Company’s ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Exchange Act. In May 2024, the Company’s board of directors approved an increase in the program of an additional $10.0 million of the Company ordinary shares.

The timing and actual number of shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, available liquidity, alternative investment opportunities, and other factors. The share repurchase program does not obligate the Company to acquire any particular amount of ordinary shares. The Company intends to use current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program. All shares purchased will be held in the Company’s treasury for possible future use.

The table below details the ordinary shares repurchased during the three months ended March 31, 2024:

Period	Number of Shares	Average Purchase Price Paid	Number of Share Purchases Under a Publicly Announced Plan or Program	Maximum Amount That May Be Purchased Under the Announced Plan or Program (in thousands)
January 2024	106,029	$9.40	428,147	$5,904
February 2024	110,056	$9.06	538,203	$4,907
March 2024	113,405	$8.79	651,608	$3,910

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited

Date: May 16, 2024	By:	/s/ Elias Mark
	Name:	Elias Mark
	Title:	Chief Financial Officer